[PMFG Letterhead]
March 25, 2009
Mr. Ernest Green
Mr. John Hartz
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	PMFG, Inc. Form 10-K for Fiscal Year Ended June 30, 2008 Form 10-Q for Fiscal Quarters Ended September 30, 2008 and December 31, 2008 File No. 1-34156
Dear Mr. Green and Mr. Hartz:
     Set forth below are the responses of PMFG, Inc. (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter received by facsimile on March 2, 2009 (the “Comment Letter”), concerning the above referenced filings.
     For ease of reference, I have included the text of the Staff’s comments in bold-face type below, followed in each case by the Company’s response.
     Also, as instructed by your letter, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
FORM 10-K FOR THE YEAR ENDED JUNE 30, 2008
General
1. Where a comment below requests additional disclosures or other revisions, please show us in your response what the revisions will look like. These revisions should be included in your future filings, including your interim filings where appropriate.
Response: In responding to the Staff’s comments where additional disclosures or other revisions need to be made in future filings, we have included modified disclosure in substantially the form that we expect it will appear in future filings.

Our ability to operate effectively could be impaired if we fail to attract and retain key personnel, page 17
2. The disclosure that PMFG does not have employment contracts with each of its executive officers appears inconsistent with disclosure on page 91 that PMFG has employment agreements with three of its named executive officers. Please reconcile the disclosures.
Response: In future filings, our risk factor disclosure related to key personnel will be revised in substantially the following form:
Our ability to operate our businesses and implement our strategies depends, in part, on the efforts of our executive officers and other key employees, including engineers. We do not have employment contracts with all of our executive officers. Currently, we have employment agreements with only Peter J. Burlage, David Taylor, Sean McMenamin, Robert Sherman and Melissa Beare. The loss of the services of one or more executive officers or other key employees could have an adverse effect on our business or business prospects. In addition, we do not maintain key-person insurance on the lives of any of our executive officers or other employees and the loss of any one of them could disrupt our business.
Please note that the disclosure related to employment agreements on page 91 of the Company’s Form 10-K for fiscal 2008 is limited to the Company’s named executive officers. In contrast, the revised risk factor disclosure references the Company’s employment agreements with five of its executive officers, two of whom are not currently named executive officers.
Liquidity and Capital Resources, page 39
3. On page 16, you indicate that your debt agreements contain covenants including a minimum fixed charge coverage ratio, a maximum leverage ratio and a minimum net worth requirement. Please include this information in an audited footnote, since such information is more detailed than currently provided in Note J. In addition, if it ever becomes reasonably likely that you may not comply with a significant covenant(s), please disclose the required ratio(s)/requirement(s) as well as the actual ratio(s)/requirement(s) as of each reporting date. It may also be necessary to show specific computations used to arrive at the actual ratios with corresponding reconciliations to US GAAP amounts, if applicable. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

Response: In future filings, the Company will include the requested information about its debt covenants in the notes to its audited financial statements. This additional disclosure will be substantially similar to the following:
The Company’s debt agreements contain covenants and events of default that, among other things, require the Company to satisfy financial tests and maintain financial ratios, including a minimum fixed charge coverage ratio, a maximum leverage ratio and a minimum net worth requirement. These debt agreements also contain other covenants, including restrictions on additional debt, dividends, capital expenditures and acquisitions and dispositions, as well as other customary covenants.
In addition, if it becomes reasonably likely that the Company may not comply with any of the significant covenants in its debt agreements, the Company will disclose the required ratio(s) / requirement(s) as well as the actual ratio(s) / requirement(s) as of each reporting date.
Financial Statements
Note C. Concentration of Credit Risk, page 61
4. Please disclose the names of any customers which in the aggregate constituted 10% or more of your consolidated revenues and the loss of such customer would have a material adverse effect on your business as a whole. Refer to Item 101(c)(1)(vii) of Regulation S-K.
Response: In future filings, the Company will disclose the names of any customers which in the aggregate constituted 10% or more of the Company’s consolidated revenues and the loss of which would have a material adverse effect on the Company’s business as a whole. This additional disclosure will be provided in the “Business” section of the Company’s Form 10-K and the notes to the Company’s audited financial statements. The additional disclosure will be substantially similar to the following:
Our customers are geographically diversified and our systems and products are not dependent upon any single customer or group of customers. The loss of any single customer or group of customer would not have a material adverse effect on our business as whole. However, the custom-designed and project-specific nature of our business can cause significant variances in sales to specific customers from year to year. During fiscal 2007, one customer, Pratt & Whitney Power System, placed a large order which accounted for 21% and 14% of our consolidated revenue for fiscal 2008 and 2007 respectively. No other customer accounted for more than 10% of the Company’s consolidated revenues in fiscal 2008, 2007 and 2006.

Note G. Property. Plant & Equipment, page 66
5. Please disclose the line item(s) in which you include depreciation and amortization, as well as amount included in each line item for each period presented. If you do not allocate depreciation and amortization to costs of products sold, please revise your presentation on the face of your statements of income and throughout the filing to comply with SAB Topic 11:B.
Response: In future filings, the Company will include information about the allocation of depreciation and amortization in the notes to its audited financial statements. This additional disclosure will be substantially similar to the following:
Note D. Nitram Acquisition, Page 64 (immediately below fair value table)
The accumulated amortization included in the table above represents amortization for May and June 2008, the two months following the acquisition, of which $2,734 is allocated to cost of goods sold in the Company’s Consolidated Statement of Operations for fiscal 2008.
Note G. Property, Plant and Equipment, Page 66
Depreciation expense for all property, plant and equipment for the fiscal years ended June 30, 2008, 2007 and 2006 totaled $911, $664, and $688, respectively. The amount of depreciation allocated to cost of goods sold for the fiscal years ended June 30, 2008, 2007 and 2006 totaled $423, $348, and $396, respectively.
Compensation Program Review, page 87
6. It appears that your compensation programs target your executives’ compensation to that of a peer group of companies. In future filings, please disclose where actual payments fell within benchmarked parameters as well as the peer companies for each element of compensation. To the extent actual compensation was outside a targeted percentile range, please explain why.
Response: As disclosed in the Company’s 2008 Form 10-K, the Compensation Committee considered the compensation practices of 14 similarly situated public companies in evaluating the Company’s executive compensation program for 2008. The review focused on compensation practices with respect to base salary, targeted annual incentives and long-term incentives. The Compensation Committee did not consider the compensation practices of any other company or survey group in the evaluation process.
In response to the Staff’s comment, the Company will include in its future filings disclosure regarding actual base and incentive compensation paid, and long-term equity incentives granted, to its named executive officers as compared to the compensation practices of the survey group considered by the Compensation Committee, assuming that the Compensation Committee continues to utilize a similar process. The Company has included below the substance of the disclosures that it would have included in its 2008 Form 10-K in response to the Staff’s comment and intends to include this type of disclosure in future filings.
The Company would have included the following additional disclosure in its CD&A for fiscal 2008 under the sub-heading “Compensation Program Review” and will include similar disclosure in future CD&A disclosures as applicable:
     Based in part upon its review of the compensation practices of the survey group and the recommendations of Strategic Apex, the Compensation Committee determined to modify our executive compensation program for 2008 with a view toward establishing the base salaries, targeted annual incentives and long-term incentives for our executive officers at a level at or near the mid-range of similar compensation paid for comparable positions at companies in the survey group. In modifying our executive compensation program for 2008, the Compensation Committee did not establish rigid benchmarks based on the compensation practices of the survey group. Rather, the Compensation Committee used the survey group as a general guide, together with considerations about the total compensation opportunity offered to each executive officer in relation to the other executive officers, the mix of each executive officer’s total compensation opportunity and recommendations made by Peter Burlage, our President and Chief Executive Officer, with respect to increases in base salaries (other than for himself).
The Company would have included the following additional disclosure in its CD&A for fiscal 2008 under the sub-heading “Fiscal 2008 Compensation” and will include similar disclosure in future CD&A disclosures as applicable:
     Comparison Against Survey Group. In fiscal 2008, the base salaries and annual incentives paid, and the long-term incentives granted, to our named executive officers were generally near the mid-range of the compensation paid by the companies in the survey group reviewed by the Compensation Committee in establishing our executive compensation program for 2008, except as described below.
The long-term incentive granted to Mr. Burlage, our President and Chief Executive Officer, was slightly below the mid-range of the survey group. This resulted because of the significant long-term incentive that would have been required to be granted to Mr. Burlage to establish this element of his compensation near the mid-range in a single fiscal year.

The base salary and annual incentive paid, and the long-term incentive granted, to Mr. Schopfer, our Chief Financial Officer, were slightly above the mid-range of the survey group. Mr. Schopfer’s base salary was set in this manner because the Compensation Committee believed an increase in his base salary was warranted based on his prior experience and his key position and performance with the Company, and his base salary for the prior year was also slightly above the mid-range. Mr. Schopfer’s target annual and long-term incentives were set slightly above the mid-range for these same reasons and to maintain relative internal pay equity among our executive officers.
The annual incentive paid to David Taylor, our Vice President – Separation Systems, was slightly less than the mid-range of the survey group because the performance of his business unit was somewhat below the target goals for fiscal 2008.
Annual Incentive Awards, page 93
7. Please disclose each named executive officer’s specific business unit performance objectives and metrics.
Response: In future filings, the Company’s disclosure will be expanded to identify the specific business unit performance objectives and metrics for the applicable named executive officers. The additional disclosure will be substantially similar to the following:
  For fiscal 2008, the annual incentive compensation program approved for each of our other named executive officers was based 50% upon achievement of the Company performance metrics described above and 50% upon achievement of performance metrics related to operating income and revenue targets established for each officer’s business unit. Similar to the Company level performance metrics, the business unit metrics were weighted 75% for achievement of operating income targets and 25% for revenue targets. The inclusion of business unit performance metrics for our other named executive officers reflects their respective roles as leaders of a business unit and executives of the Company.
The following table sets forth the threshold, target and maximum levels of business unit performance and the weights of each performance metric for each of these named executive officers.

		Performance		Performance Goals (in thousands)
Named Executive Officer	Business Unit	Metrics	Weight	Threshold	Target	Maximum
David Taylor	Separation	Operating Income	75%	$6,300	$7,000	$8,600
	Systems	Revenues	25%	21,060	23,400	26,500

Sean McMenamin	Environmental	Operating Income	75%	8,910	9,900	12,400
	Systems	Revenues	25%	43,830	48,700	54,700
FORM 10-Q FOR THE QUARTERLY PERIOD ENDED DECEMBER 31, 2008
General
8. Please address the comments above in your interim Form 10-Q as well.
Response: For each of the above comments where revisions or additional disclosures are required, the revisions or additional disclosures will be included in the Company’s future interim filings.
9. Please provide us a supplemental update on the Office of Foreign Assets Control’s response to Burgess-Manning, Inc.’s disclosure. Additionally, notwithstanding your October 14, 2008 response to our Office of Global Security Risk’s September 26, 2008 letter, please supplementally provide us the total amount of your direct and indirect sales to Iranian customers in the prior and current fiscal quarters.
Response: The Company has not received any response or correspondence from the Office of Foreign Assets Control to Burgess-Manning, Inc.’s disclosure since the Company’s last update to the SEC’s Office of Global Security Risks dated October 14, 2008. This matter remains under review at OFAC. As a result, it is not possible to provide further information regarding this matter at this time. The Company will disclose, in its future filings, as appropriate, any material development in Burgess-Manning’s or the Company’s interaction with OFAC and any resolution of this matter.
The Company has no direct sales to Iranian customers. The Company had indirect revenue from Iran through Peerless Europe Ltd. (“PEL”), its wholly owned and foreign organized subsidiary in the U.K., of $2.4 million in fiscal 2006, $1.1 million in fiscal 2007 and approximately $333,000 in fiscal 2008. The Company had no indirect revenues or sales to Iran in the first and second fiscal quarters of 2009. The Company anticipates indirect revenue from Iran through PEL in the third fiscal quarter of 2009 in the amount of $38,500. In the current fiscal quarter, PEL notified the Company that it has accepted an order for an Iranian project that is expected to generate revenue to PEL of approximately $2.8 million. PEL has not recorded any revenue from this order. Revenue related to this order will be recognized using the percentage-of-completion method. PEL has notified the Company that it expects to complete the order by the fourth fiscal quarter of 2010. The Company has no knowledge of any other direct or indirect revenue from, or sales to, Iranian customers by the Company or its subsidiaries during the current fiscal year.
Financial Statements
8. Commitment and Contingencies, page 15
10. We note that you are being sued by Martin-Manatee Power Partners for breach of contract and express warranty, breach of implied warranty and indemnification. However, you indicate that you believe that Martin-Manatee Power Partners’ claims are without merit and you intend to vigorously defend this suit. It is unclear, from this disclosure, whether it is reasonably possible that losses may result, regardless of your views as to the merit of this lawsuit. Please tell us and revise future filings, to disclose the following:
•	the amount of any accrual, if necessary for an understanding of the contingency;

•	the range of reasonably possible loss, or;

•	State that such a loss cannot be estimated.
If you believe that a loss is remote, please explain in your response. If you believe that you cannot estimate the loss, please explain considering that MMPP has alleged an amount of loss, as disclosed on page 26 of your Form 10-K.
Response: In future filings, the Company will expand its disclosure to incorporate the information requested. The Company’s revised disclosure will be substantially similar to the following:
On June 19, 2007, Martin-Manatee Power Partners, LLC (“MMPP”) filed a complaint against the Company in the Circuit Court of the 15th Judicial Circuit in and for Palm Beach County, Florida. In the complaint, MMPP asserted claims for breach of contract and express warranty, breach of implied warranty and indemnification against the Company. MMPP’s claims arise out of an incident in September 2005 when an electric fuel gas start-up heater, which was a component of a fuel gas heater skid supplied by the Company to MMPP, allegedly ruptured resulting in a fire. In the complaint, MMPP did not make a specific demand for damages.
The Company’s insurance carriers have agreed to defend the claims asserted by MMPP, pursuant to reservation of rights letters issued on September 5, 2007, and have retained counsel to defend the Company. The Company’s motion to dismiss the complaint for improper venue was granted on December 11, 2007. On February 20, 2008, MMPP filed a new action in the District Court of Johnson County, Kansas, the venue referenced in the purchase order pursuant to which the skid was purchased by MMPP from the Company. In this complaint, MMPP asserted the same claims as described above. MMPP has made a demand for damages in the amount of $2.5 million, which it claims represents its net costs incurred related to this incident. The Company has recorded an accrual of $100,000 related to the applicable insurance deductible. However, at this time the Company cannot estimate any potential final range of loss resulting from this litigation as it is still in the beginning stages of discovery. At this time, we believe that MMPP’s claims are without merit and we intend to vigorously defend this suit.
If you have any questions regarding the foregoing, please do not hesitate to contact me at (214) 353-5510, or by facsimile at (214) 351-4172.
Very Truly Yours,

/s/ Henry G. Schopfer, III

Henry G. Schopfer, III
Chief Financial Officer

cc:	Peter Burlage
Melissa G. Beare
James E. O’Bannon
Larry D. Cannon